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                                                                       EXHIBIT 1


                                                           FOR IMMEDIATE RELEASE


            SMITHFIELD FOODS OFFERS TO ACQUIRE IBP IN STOCK-FOR-STOCK
                      TRANSACTION VALUED AT $25 PER SHARE

     -- STRATEGIC COMBINATION OFFERS ALL IBP SHAREHOLDERS SUPERIOR VALUE AND
                       CONTINUING EQUITY PARTICIPATION --

     -- TRANSACTION WOULD BE ACCRETIVE IN FIRST YEAR; COMBINED COMPANY WOULD
                          HAVE STRONG BALANCE SHEET --

SMITHFIELD, VIRGINIA, NOVEMBER 13, 2000 - Smithfield Foods, Inc. (NYSE: SFD) announced today that it has offered to acquire all of the outstanding shares of IBP, Inc. (NYSE: IBP) through a tax-free merger in which IBP shareholders would receive $25 per share payable in Smithfield Foods common stock at an exchange ratio based on the average price of Smithfield Foods shares for a period prior to the closing. The proposed transaction would have a total transaction value of approximately $4.1 billion, including the assumption of $1.4 billion of IBP debt.

This represents a 19.8% premium over the closing price of IBP common stock on Friday, November 10th, and a 36.5% premium over the closing price of IBP stock on September 29, 2000, the day prior to the company's announcement that it had agreed to a highly-leveraged management buyout from a group comprised of affiliates of Donaldson Lufkin & Jenrette, certain members of IBP senior management, Archer Daniels Midland Company and Booth Creek Partners. The buyout transaction would cash out all IBP stockholders except the buyout group at a price of $22.25 per share. Smithfield Foods' offer represents a 12.4% premium over the management buyout group's offer price.

The number of Smithfield Foods shares to be exchanged for IBP shares will be subject to a 10 percent collar, both upward and downward, based upon the $31.63 closing price of Smithfield common stock on November 10, 2000. The proposal provides for a maximum exchange ratio of 0.878 if the pre-closing average trading price of Smithfield Foods stock, for a period prior to the closing, is below $28.46 and a minimum exchange ratio of 0.719 if the pre-closing average trading price, for a period prior to the closing, is above $34.79. The exchange ratio based upon Friday's closing price was 0.791.

Smithfield Foods' proposed transaction would provide superior economic value to all IBP shareholders and continued participation in the combined company's future potential. Smithfield Foods' proposed transaction would be tax-free to IBP shareholders and accounted for as a pooling of interests. Unlike the leveraged buyout transaction, the Smithfield Foods transaction is not subject to a financing condition.

Smithfield Foods said it is confident there are no meaningful impediments to its offer from an antitrust or other regulatory point of view. The company has conducted a thorough analysis of the regulatory approvals that would be required to consummate the transaction, and has



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developed a plan that it believes will address issues that might be raised regarding concentration in certain areas of the two companies' respective businesses. This plan may include the divestiture of certain assets.

Smithfield Foods said it estimates, based on publicly available information, that the combined company would achieve economic synergies of approximately $200 million per year after the companies have been integrated. The company added that it does not anticipate a significant reduction of employment levels. After giving effect to those synergies and based on analyst estimates, Smithfield Foods expects that the proposed transaction would be accretive to earnings in the first year.

Smithfield Foods made its offer in a letter sent to the Chairperson of the Special Committee of IBP's Board of Directors that approved the proposed leveraged buyout by the company's senior management and a group of selected insiders.

In his letter to the Special Committee, Smithfield Foods Chairman and Chief Executive Officer Joseph W. Luter, III, said, "Our management team is very focused on stockholder value creation and has delivered superior long-term returns to our stockholders through our ability to manage our operations efficiently and to successfully integrate value added acquisitions...We view a combination with IBP as an opportunity to creatE significant value for both of our stockholder bases by continuing to expand the movement into case-ready products, by creating a national brand and by building a strong stable of value-added meat products. As a stock-for-stock transaction, our proposal would permit our combined management team to grow the combined business to create greater value free of the added debt burdens that IBP would labor under in a highly leveraged transaction such as the proposed management buyout."

In commenting on the offer, Mr. Luter added, "By adding beef to our product portfolio, this combination will enable Smithfield Foods to better serve the increasingly demanding needs of the nation's leading food retailers and to satisfy consumers' growing appetite for value-added, branded meat products. As a national business with greater scale, our new entity will be able to work more efficiently and effectively with our customers, providing a centralized purchasing process, better service and more uniformity and consistency among our products."

"For farming communities, the combined company would have far greater financial resources and staying power than they can expect from a debt-laden company controlled by financial investors with little long-term commitment to our industry, particularly in the event of an economic downturn or market volatility. Smithfield Foods has a long and proud history of working in productive partnership with independent farmers. We are committed to building on that record to the benefit of all concerned."

Mr. Luter concluded, "Many of IBP's shareholders have called into question the fairness of the buyout group's proposal. We sincerely hope and believe the Special Committee will, consistent with its fiduciary duty, review our proposal on the merits and, based on those merits, will promptly conclude that the best interests of their shareholders, and indeed, all concerned, are best served by commencing discussions with us towards the execution of a mutually acceptable merger agreement."

Smithfield Foods has a proven track record of creating shareholder value and successfully closing and integrating acquisitions. Since 1990, the company has completed 11 acquisitions, all



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of which have been successfully integrated into the company's strategy and operations. The company was ranked the number one FORTUNE 500 food stock in total return to investors, and placed in the top 15th percentile in total return to investors among all FORTUNE 500 companies, over the past 10 years.

The complete text of the letter sent to the Chairperson of IBP's Special Committee follows:



                                                   November 12, 2000

Special Committee of the Board of Directors of IBP, Inc.
IBP, Inc.
800 Stevens Port Drive
Dakota Dunes, South Dakota  57049
Attn: Ms. JoAnn R. Smith, Chairperson:

As you know, we have great respect for IBP, which led us last August to increase our investment in the Company to approximately 6.6%. As you can imagine, we were both surprised and disappointed to learn of the proposed leveraged buyout of IBP, led by the Company's management, DLJ and certain other large stockholders, which provides for a cash out of all your stockholders other than the buyout group at a price of $22.25 per share.

Since the announcement of the management buyout, we have spent a great deal of time considering and analyzing the proposed buyout transaction and its implications for our investment in the Company. We are aware of the adverse reaction in the marketplace to the proposed management buyout. In particular, we have noted the reaction of Brandes Investment Partners, Inc., the largest stockholder of the Company that is not part of the buyout group, which recently stated in a public filing, among other things, that it intends to vote against the transaction and might consider exercising appraisal rights under Delaware law. As the second largest stockholder of the Company that is not part of the buyout group, we also have concerns with respect to the management buyout and the valuation of the Company it represents.

After due consideration and review, we have concluded that we can offer a superior transaction, and that there is a compelling logic to a combination of our two companies in a manner that provides greater short and long term value to IBP and benefits both of our companies and all of our respective stockholders.

Accordingly, the board of directors of Smithfield has authorized me to advise you of our offer to acquire all of the outstanding shares of IBP common stock in a merger in which your stockholders would receive a price of $25 per share, payable in Smithfield common stock at an exchange ratio based on the average trading price of Smithfield's shares for a period prior to the closing, subject to a maximum exchange ratio of 0.878 Smithfield shares (corresponding to a $28.46 or lower average Smithfield trading price) and a minimum exchange ratio of 0.719 Smithfield shares (corresponding to a $34.79 or higher average Smithfield trading price) per IBP share. Our proposal provides a 19.8% premium over last Friday's closing price of IBP common stock, a 12.4% premium over the price offered in the management buyout and a 36.5% premium over the closing price of IBP on September 29, 2000, the last trading day prior to the public announcement of the management buyout. Our proposed transaction would also be tax-free for



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your stockholders and would be accounted for as a pooling of interests, which would have significant accounting benefits for the combined company. We would anticipate that IBP's employee stock options would be converted into Smithfield stock options on a basis consistent with the exchange ratio in the merger.

Our companies have had a long-standing relationship and have many complementary businesses, factors that we believe will allow the combined company to thrive and grow in the years to come for the benefit of all of our stockholders and other constituencies including producers, customers and consumers. Unlike the proposed management buyout, which provides a continuing equity interest only for management and certain large insider stockholders of the Company (to the exclusion of well more than three-quarters of IBP's stockholders), our proposal both delivers more value to your stockholders and gives all of your stockholders the opportunity to continue to share in the future appreciation of our combined companies, thus providing a level playing field to all your stockholders without unfairly favoring a few. In addition, based on publicly available information, we estimate that a combination of our two companies would result in synergies of approximately $200 million per year after our respective businesses have been integrated, which in our proposal would be shared by all of IBP's and Smithfield's stockholders. After giving effect to such synergies, and based on public analyst estimates, we would expect that our proposed transaction would be accretive to earnings in the first year.

In furtherance of the value of the combination, we recognize that great companies are built on a foundation of great management teams. We would be pleased to have Robert Peterson and Richard Bond serve on our management committee after the merger and, given our high regard for your operating management, we would envision integrating IBP's and Smithfield's management teams in a manner that would create the strongest possible combined company. Based on the information available to us, we do not anticipate any significant reduction in employment levels. We would also like to discuss with you the possibility of offering some of IBP's outside directors who may be interested the opportunity to join our board of directors after the merger.

We have reviewed the management buyout merger agreement and it is evident that our offer constitutes a "Superior Proposal", as defined in such agreement, which would permit you to terminate the merger agreement in a manner consistent with its terms. As indicated above, our offer represents a 12.4% premium to the amount of consideration offered in the management buyout, totaling approximately $290 million of additional aggregate consideration.

Unlike the buyout transaction, our offer is not subject to a financing condition. Of course our offer is subject to negotiation and execution of a mutually acceptable agreement containing customary terms, the receipt of required regulatory and stockholder approvals, our ability to utilize pooling of interest accounting and completion of a brief confirmatory due diligence review, including as to the recent restatement of your financial results and any ongoing implications of such restatement.

We are confident in light of the fact that the Company has already entered into a merger agreement that we will be able to enter into a mutually satisfactory agreement expeditiously. We anticipate that there will be no issue with respect to our stockholders' approval. As to regulatory matters, we have done a thorough analysis of the regulatory approvals that would be required to consummate the transaction, and we are confident that there are no meaningful impediments to our offer from an antitrust or other regulatory point of view. In addition, to the extent issues



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might be raised regarding concentration in certain areas of our respective businesses, we have developed a plan to address such issues which may include the divestiture of certain assets, and are prepared to discuss with you and your advisors the steps that we believe will resolve any issues that might be raised by regulators. Based on publicly available information, we and our advisors believe that there should be no impediments to using pooling of interest accounting and we would expect that you would not take any actions to prevent us from accounting for the transaction in such a manner.

Since the merger agreement with respect to the management buyout does not require you even to conclude in advance that our offer is in fact a Superior Proposal in order to commence discussions and share information with us, but only determine that our offer "is reasonably likely to result" in a Superior Proposal, we would like to commence discussions with you as soon as possible. We are prepared to discuss all aspects of our offer with you, particularly if the results of our due diligence allow us to identify additional value or synergies in the Company, consistent however with our policy of only participating in transactions that we believe enhance value for our stockholders and are accretive to earnings in the near term.

We urge you to recognize the immediate and long-term superior value of this transaction to all of your stockholders. As you may know, our management team is very focused on stockholder value creation and has delivered superior long-term returns to our stockholders through our ability to manage our operations efficiently and successfully to integrate value added acquisitions, which we are confident we could do with IBP. We view a combination with IBP as an opportunity to create significant value for both of our stockholder bases by continuing to expand the movement into case ready products, by creating a national brand and by implementing best of breed operating procedures. As a stock-for-stock transaction, our proposal would permit our combined management team to grow the combined business to create greater value free of the added debt burdens that IBP would labor under in a highly leveraged transaction such as the proposed management buyout.

Because of the importance of this proposal to our respective stockholders and in light of our obligations under the securities laws, we are compelled to release this letter publicly and will accordingly do so.

We look forward to meeting with you and your advisors as soon as possible so that we can further discuss our offer and promptly enter into a definitive agreement with respect to a transaction that benefits both of our companies and all of our respective stockholders and constituencies.

                                                     Sincerely,

                                                     Joseph W. Luter, III
                                                     Chairman
                                                     Smithfield Foods, Inc.

-------------------

Smithfield Foods' financial advisor on the transaction is Goldman, Sachs & Co.; Simpson Thacher & Bartlett, McGuire Woods, and Hunton & Williams are providing legal counsel.


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Investment Community Conference Call

Smithfield Foods will conduct a conference call at 8:30 a.m. ET today to discuss its proposal. The call can be accessed at WWW.VCALL.COM (enter ticker: SFD).

ABOUT SMITHFIELD FOODS, INC.

With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. For more information, please visit WWW.SMITHFIELDFOODS.COM.

ABOUT IBP, INC.

Headquartered in Dakota Dunes, South Dakota, IBP has more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated sales of $14.1 billion in 1999, employs 49,000 people. IBP has four business segments: the IBP Fresh Meats Company, Foodbrands America, Inc., the Consumer Branded Products Group and the IBP International Sales Company.

 CONTACTS:

FOR INVESTORS:                      FOR MEDIA:
Jerry Hostetter                     Josh Pekarsky
Smithfield Foods, Inc.              Sarah Zitter-Milstein
(212) 758-2100                      Kekst and Company
                                    (212) 521-4800


THIS NEWS RELEASE MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy



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securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (HTTP://WWW.SEC.GOV).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.



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